Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112 www.hp.com

VIA EDGAR February 16, 2011 Ms. Kathleen Collins Accounting Branch Chief U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
	Re:	Hewlett-Packard Company Form 10-K for the Year Ended October 31, 2010 Filed December 15, 2010 File No. 001-04423

Paul T. Porrini Vice President, Deputy General Counsel and Assistant Secretary Tel +1 650 857 4852 Fax +1 650 857 4837 paul.porrini@hp.com

Dear Ms. Collins:

Thank you for your letter dated February 2, 2011 with regard to the above-referenced filing made by Hewlett-Packard Company (“HP”).  We have provided below HP’s responses to the comments set forth in your letter.  To facilitate your review, each of HP’s responses is presented beneath the corresponding comment.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Taxes, page 51

1.         Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Note 14, Taxes on Earnings, to HP’s Consolidated Financial Statements included in Item 8 of the Form 10-K contains disclosures regarding (1) the domestic and foreign components of pretax earnings and the provision for (benefit from) taxes on earnings, (2) the differences between the U.S. federal statutory income tax rate and HP’s effective tax rate, and (3) the income tax benefits gross and on an earnings per share basis attributable to the tax status of certain foreign subsidiaries. As noted

on pages 51 and 65 of the Form 10-K, these disclosures have been incorporated by reference into Management’s Discussion and Analysis of Financial Condition and Results of Operations.  HP believes that these disclosures provide investors with sufficient information necessary to understand the impact that the foreign effective income tax rates had on HP’s results of operations during the periods presented.

Liquidity and Capital Resources, page 60

2          We note that a substantial amount of your cash balances are held outside of the United States and that repatriation of some foreign balances are restricted by local laws. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the United States and the amounts that are subject to restriction from repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

During HP’s 2010 fiscal year, approximately 65% of HP’s total revenues were generated outside of the United States.  As such, the majority of the cash held outside of the United States is utilized to support non-U.S. liquidity needs.  Accordingly, HP has not disclosed the amount of cash that is held outside of the United States because HP does not expect the geographic location of those resources to have a material effect on HP’s overall liquidity or capital resources or its ability to meet its cash requirements over either the short or the long term.  In addition, HP believes that it has sufficient sources of liquidity to meet its U.S. liquidity needs, regardless of restrictions from repatriation, such that those restrictions are not expected to have a material effect on HP’s overall liquidity or capital resources or its ability to meet its cash requirements over either the short or the long term.

Item 8. Financial Statements and Supplementary Data

Note 14. Taxes on Earnings, page 122

3.         We note the caption in your effective income tax rate reconciliation for “lower rates in other jurisdiction, net.” Please explain how the foreign rate differential is determined in each fiscal year and identify the significant components of this item. In this regard, tell us which of your foreign jurisdictions had a more significant impact on your effective tax rate for each period presented.

For all periods presented, “lower rates in other jurisdiction, net” as included in Note 14 represents the difference between an income tax provision at the U.S. federal statutory income tax rate, and the recorded income tax expense, with the amount of difference expressed as a percentage of worldwide pretax earnings.  This differential is substantially all related to the tax effect of fiscal 2010 earnings that were generated in foreign countries with lower statutory tax rates.

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The jurisdictions with the most significant effective tax rate impact in the periods presented include Singapore, the Netherlands, China, Ireland and Puerto Rico.

Note 16. Retirement and Post-Retirement Benefit Plans, page 129

4.         We note your discussion regarding the changes made to your retiree prescription drug financing plan in March 2010. Please explain further what impact the health care reform legislation had on your deferred tax asset for “employee and retiree benefits” and tell us how and when you recorded such change. If no changes were made to your deferred tax assets as a result of the health care reform legislation, please explain why not and tell us how the change in your retiree prescription drug financing strategy impacted your accounting for deferred tax assets.

As disclosed in Note 16, HP amended its retiree health care plan whereby, commencing in 2013, the plan will no longer collect the retiree drug subsidy.  This amendment was effective March 19, 2010.  During the quarter ended April 30, 2010, this plan amendment was accounted for as negative prior service cost, and, as such, the decrease to the projected benefit obligation and the related change in deferred taxes were recorded to Accumulated Other Comprehensive Income in accordance with Accounting Standards Codification 715, Compensation - Retirement Benefits.  As a result, the enactment of the health care reform legislation on March 23, 2010 did not have an impact on HP’s deferred tax assets.

Note 18. Litigation and Contingencies, page 140

5.         We note your disclosures regarding various litigations, proceedings and investigations where you indicate that while the company believes you have valid defenses with respect to such matters, there is nevertheless the possibility that your cash flows or results of operations could be materially affected by the unfavorable resolution of one of these matters. If the there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

HP believes that it was not reasonably possible that an additional material loss had been incurred in an amount in excess of the amounts already recognized in HP’s Consolidated Financial Statements for the fiscal year ended October 31, 2010.

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HP acknowledges that:

•	HP is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	HP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact David Ritenour at (650) 857-3059 or me at (650) 857-4852 if you have any questions about this letter. Very truly yours, /s/ Paul T. Porrini Paul T. Porrini

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